Exhibit 99.1

Chijet Motor Company, Inc.

NOTICE OF 2025 extraordinary GENERAL MEETING

To be held on January 10, 2025

Notice is hereby given that the 2025 extraordinary general meeting (the “Meeting”) of Chijet Motor Company, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at No. 40 Tianshan Road, Economic & Technological Development Zone, Yantai, Shandong, China on January 10, 2025 at 10:00 A.M. (local time) for the following purposes:

1.	To consider and, if thought fit, pass with or without amendments, the following resolutions of the Company:

RESOLUTION 1:

A proposal, as an ordinary resolution that:

(a)	the 18,000,000 shares of a nominal or par value of US$0.003 each in the authorized but unissued share capital of the Company be and hereby are reclassified and re-designated into 18,000,000 class B ordinary shares of a par value of US$0.003 each in the share capital of the Company; and

(b)	all the remaining authorized and issued and authorized but unissued shares of a nominal or par value of US$0.003 each in the issued share capital of the Company be and hereby are reclassified and re-designated into class A ordinary shares of a par value of US$0.003 each in the share capital of the Company on a one-on-one basis.

(together, the “Reclassification”)

Resolution to be Voted Upon:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)	the 18,000,000 shares of a nominal or par value of US$0.003 each in the authorized but unissued share capital of the Company be and hereby are reclassified and re-designated into 18,000,000 class B ordinary shares of a par value of US$0.003 each in the share capital of the Company; and

(b)	all the remaining authorized and issued and authorized but unissued shares of a nominal or par value of US$0.003 each in the issued share capital of the Company be and hereby are reclassified and re-designated into class A ordinary shares of a par value of US$0.003 each in the share capital of the Company on a one-on-one basis,

(together, the “Reclassification”)

RESOLUTION 2:

A proposal, as an ordinary resolution that

(a)	upon the Reclassification, the authorized share capital of the Company be changed:

From: US$30,000,000.00 divided into 10,000,000,000 shares of a nominal or par value of US$0.003 each;

To: US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.003 each and (b) 18,000,000 class B ordinary shares of a par value of US$0.003 each.

(b)	the registered office provider the Company be instructed to file the above resolutions with the Registrar of Companies in the Cayman Islands, and to make the appropriate entries in the register of members of the Company to reflect the Reclassification and cancel the existing share certificate(s).

Resolution to be Voted Upon:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)	upon the Reclassification, the authorized share capital of the Company be changed:

From: US$30,000,000.00 divided into 10,000,000,000 shares of a nominal or par value of US$0.003 each;

To: US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.003 each and (b) 18,000,000 class B ordinary shares of a par value of US$0.003 each.

(b)	the registered office provider the Company be instructed to file the above resolutions with the Registrar of Companies in the Cayman Islands, and to make the appropriate entries in the register of members of the Company to reflect the Reclassification and cancel the existing share certificate(s).

RESOLUTION 3:

A proposal as a special resolution that upon the approval of Resolution 1 and Resolution 2, the second amended and restated memorandum and articles of association of the Company, a copy of which is attached hereto as Appendix 1 (the “Amended M&A”), be adopted, in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company with immediate effect.

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, upon the approval of Resolution 1 and Resolution 2, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the existing amended and restated memorandum and articles of association, a copy of which is attached hereto as Appendix 1 (the “Amended M&A”) with immediate effect.

All shareholders of the Company at the close of business on December 6, 2024 are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Chijet Motor Company, Inc.

/s/ Mu Hongwei
Mu Hongwei

President and Chief Executive Officer

December 6, 2024

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006 People’s Republic of China or send copies of the foregoing by email to corp.office@chijetmotors.com, in each case marked for the attention of Chijet Motor Company, Inc., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Appendix I

Chijet Motor Company, Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the 2025 extraordinary general meeting of the Company to be held at No. 40 Tianshan Road, Economic & Technological Development Zone, Yantai, Shandong, China on January 10, 2025 at 10:00 A.M. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain

1.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT:	☐	☐	☐

(a)

the 18,000,000 shares of a nominal or par value of US$0.003 each in the authorised but unissued share capital of the Company be and hereby are reclassified and re-designated into 18,000,000 class B ordinary shares of a par value of US$0.003 each in the share capital of the Company; and

(b)

all the remaining authorized and issued and authorized but unissued shares of a nominal or par value of US$0.003 each in the issued share capital of the Company be and hereby are reclassified and re-designated into class A ordinary shares of a par value of US$0.003 each in the share capital of the Company on a one-on-one basis,

(together, the “Reclassification”).

2.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT:	☐	☐	☐

(a) upon the Reclassification, the authorized share capital of the Company be changed: From: US$30,000,000.00 divided into 10,000,000,000 shares of a nominal or par value of US$0.003 each;

To: US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.003 each and (b) 18,000,000 class B ordinary shares of a par value of US$0.003 each.

(b) the registered office provider the Company be instructed to file the above resolutions with the Registrar of Companies in the Cayman Islands, and to make the appropriate entries in the register of members of the Company to reflect the Reclassification and cancel the existing share certificate(s).

3.	RESOLVED, AS A SPECIAL RESOLUTION, THAT, upon the approval of Resolution 1 and Resolution 2, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the existing amended and restated memorandum and articles of association, a copy of which is attached hereto as Appendix 1 (the “Amended M&A”) with immediate effect.
		☐	☐	☐

Dated                              202_

Executed by:
__________________________________
Signature of shareholder Name of Authorized Officer/Attorney: ________________________[3]

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.